SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

Under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PURE WORLD, INC.

(Name of subject company)

PURE WORLD, INC.

(Name of person filing statement)

COMMON STOCK

(Title of class of securities)

74622C106

(CUSIP Number of class of securities)

Sue Ann Merrill

Chief Financial Officer

Pure World, Inc.

376 Main Street, P.O. Box 74

Bedminster, New Jersey 07921

(908) 234-9220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Guy P. Lander

Davies Ward Phillips & Vineberg LLP

625 Madison Avenue, 12th Floor

New York, New York 10022

(212) 588-5500

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Pure World, Inc., a Delaware corporation (the “Company” or “Pure World”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”), initially filed with the Securities and Exchange Commission on June 17, 2005, with respect to the cash tender offer by Naturex Acquisition Corp., a newly formed Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Naturex S.A., a société anonyme organized under the laws of the French Republic (“Parent”), to purchase all of the issued and outstanding shares of common stock, $0.01 par value, of the Company (the “Shares”), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $4.30 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule is hereby amended and supplemented by adding the following sentence at the end of the first paragraph under the caption “Consulting Agreement” on page 4 of the Schedule:

“In addition, in accordance with the terms of his employment agreement, Mr. Koether will receive a payment of $645,000 upon termination of that agreement.”

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule is hereby amended and supplemented by deleting in its entirety the second paragraph on page 7 of the Schedule under the subheading “Background of the Offer; Contacts with Naturex and Other Parties” and replacing it with the following:

“In January 2005, the Board directed Adams Harkness to contact the companies that had previously expressed interest in a possible acquisition of the Company in 2004. The Board’s decision to revive its efforts to sell the Company was based on three factors that it believed made the Company a more attractive acquisition candidate. First, the Company’s financial performance, (i.e., sales and revenues), had dramatically improved in fiscal 2004 compared to fiscal 2003. Second, the price of the Company’s common stock had not increased to reflect the Company’s improved financial results. Last, the continuing increase in the value of the euro against the U.S. dollar was believed to make the Company more attractive to European buyers.

From January through March 2005, Adams Harkness contacted 15 companies, including Naturex and Marco HiTech, a company engaged in the nutritional supplement business. These contacts, and contacts made by the Company, eventually elicited written offers from Naturex, Whitney & Co. LLC (“Whitney”), a prominent private equity fund with holdings in the nutritional supplement industry, and Marco HiTech.”

Item 4 of the Schedule is hereby further amended and supplemented by deleting in its entirety the fourth paragraph on page 7 of the Schedule under the subheading “Background of the Offer; Contacts with Naturex and Other Parties” and replacing it with the following:

“In the first half of March 2005, Adams Harkness provided Canec International and Giuliani Capital Advisors LLC (“Giuliani”), acting on behalf of Naturex, certain information about the Company’s operations and assets. In mid-March 2005, Adams Harkness held a conference call with representatives of Naturex to discuss the Company’s financial statements, transaction structure and potential meeting dates. Concurrently, Adams Harkness advised the Company that it was continuing discussions with Marco HiTech and two other potential bidders from among the 15 companies it had contacted, and anticipated receiving indications of interest from these companies by April 1, 2005. However, Marco HiTech made only an oral offer of $1.80 to $1.85 per share, based on the market price of the Company’s common stock, and the two other companies did not make offers. Negotiations with all three companies concluded shortly thereafter due to their lack of interest in pursuing an acquisition of the Company.”

Item 4 of the Schedule is hereby further amended and supplemented by deleting in its entirety the second sentence of the second full paragraph on page 8 of the Schedule under the subheading “Background of the Offer; Contacts with Naturex and Other Parties” and replacing it with the following:

“One of those calls was to James Fordyce, a partner of Whitney”.

Item 4 of the Schedule is hereby further amended and supplemented by deleting in its entirety the paragraph on page 12 of the Schedule entitled “Factors for the Recommendation of Our Board of Directors,” and replacing it with the following paragraph to replace the word “factors” with the word “reasons”.

“Reasons for the Recommendation of Our Board of Directors. The Company’s Board of Directors in approving the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer, considered a number reasons including the following:”

Item 4 of the Schedule is hereby further amended and supplemented by adding the following sentences at the end of the paragraph entitled “Potential Conflict of Interest” on page 13 of the Schedule:

“The Board made its determination without regard for those conflicts. Additionally, Mr. Koether did not vote on whether to recommend the transaction to the stockholders.”

Item 4 of the Schedule is hereby further amended and supplemented by deleting in their entirety the paragraphs entitled “Business Reputation” and “Economic Climate” on pages 13 and 14 of the Schedule and replacing them with the following:

“Business Reputation. The Board was favorably impressed with the conduct of Parent’s management throughout the offer process and with the business reputation of Parent and its management.

Economic Climate. The Board believes the current economic climate, including variability in stock prices on the NSCM, to be favorable for recommending the Offer to the Company’s stockholders.”

Item 4 of the Schedule is hereby further amended and supplemented by deleting in its entirety the first paragraph on page 14 of the Schedule and replacing it with the following paragraph to replace the word “factors” with the word “reasons”:

“The preceding discussion of the information and reasons considered and given weight by the Board of Directors is not intended to be exhaustive, although it does set forth all material reasons for the Board’s recommendation. In view of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Board did not assign relative or specific weights to the above reasons or determine that any reason was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, members of the Board may have assigned different weights to the various reasons described above.”

Item 4 of the Schedule is hereby further amended and supplemented by adding the following to the paragraph entitled “Financial Condition and Prospects of the Company” under the subheading “Factors for the Recommendation of our Board of Directors” on page 12 of the Schedule:

“The Company’s prospects if it remained independent were cloudy. The Company faced increased foreign competition and increased regulatory costs as a result of Sarbanes-Oxley compliance requirements. Additionally, one customer accounted for 50% of the Company’s 2004 revenues and a second customer accounted for an additional 10% of revenues. The loss of either customer would have had a materially adverse effect on the Company’s business. The Company was also substantially dependent on Dr. Qun Yi Zheng, its President, and its management was thin, lacking the management personnel needed to provide sufficient depth. Consequently, the Board believed that the Company needed to be part of a larger organization to survive and prosper.”

Item 9.	Exhibits
Item 9 is hereby amended and supplemented by the addition of the following Exhibit:
	Exhibit	Description
	(a)(5)(E)	Supplement to Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as and incorporated by reference to Annex A hereto).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PURE WORLD, INC.

By: /s/ Qun Yi Zheng
Name: Qun Yi Zheng
Title: President

Dated: July 12, 2005

ANNEX A

PURE WORLD, INC.

Supplement to

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

This information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder is hereby amended and supplemented by deleting in its entirety the second paragraph under the caption entitled "Section 16 Beneficial Ownership Reporting Compliance" on page A-5 thereof and replacing it with the following paragraph:

"Based solely on our review of the copies of these forms received by us and representations from certain reporting persons that no other reports were required to be filed, we believe that all of our directors and executive officers complied with the SEC's beneficial ownership reporting requirements for our fiscal year ended December 31, 2004, and our prior fiscal years, except that Dr. Qun Yi Zheng, our President, did not file a Form 3 upon becoming an executive officer in 1998, and did not file either a Form 4 or Form 5 to report his receipt of an employee stock option in each of 2000 (for 100,000 shares), 2001 (for 75,000 shares), and 2002 (for 200,000 shares)."